EXHIBIT 99.2

Valneva Announces Upsized Financing Arrangement with Leading US Healthcare Funds Deerfield and OrbiMed

  Up to an additional $40 million made available as part of the agreement

Saint-Herblain (France), April 26, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced an agreement to increase the principal amount of its existing $60 million debt financing agreement with funds managed by leading US-based healthcare investment firms Deerfield Management Company and OrbiMed. This extension will provide Valneva immediate access to $20 million, with an additional $20 million available upon potential conditional approval of its inactivated COVID-19 vaccine candidate, VLA2001, by the European Medicines Agency. The increased funding will be used to further invest in R&D, including market access preparations for Valneva’s chikungunya vaccine candidate, VLA1553.

Peter Bühler, Chief Financial Officer of Valneva, commented, “We are extremely pleased to have access to additional non-dilutive funding from our existing financial partners. Extension of our loan provides additional flexibility to execute on our strategy and deliver shareholder value. We appreciate the continued support from Deerfield and OrbiMed as we pursue expansion of our global portfolio of marketed vaccines.”

The loan interest rate remains unchanged. The interest-only period has been extended to the third quarter of 2024, and the loan will now mature in the first quarter of 2027.

In January 2021, Valneva announced an amendment1 to the terms of this debt facility, which was originally signed in February 20202.

About Deerfield
Deerfield is an investment management firm committed to advancing healthcare through investment, information and philanthropy.

About OrbiMed
OrbiMed is a leading healthcare investment firm, with $15 billion in assets under management. OrbiMed invests globally across the healthcare industry, from start-ups to large multinational corporations, utilizing a range of private equity funds, public equity funds, and royalty/credit funds. OrbiMed maintains offices in New York City, San Francisco, Shanghai, Hong Kong, Mumbai and Herzliya. OrbiMed seeks to be a capital provider of choice, providing tailored financing solutions and global team resources and support to help build world-class healthcare companies.

About Valneva SE

Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, design, data read-outs, anticipated results and completion of clinical trials of VLA2001 and with respect to possible regulatory approval of VLA2001. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, the ability to obtain or maintain patent or other proprietary intellectual property protection and the impact of the COVID-19 pandemic. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Valneva Announces Amendment to Deerfield and OrbiMed Debt Facility Terms
2 Valneva Announces New $85 Million Financing Arrangement with Leading US Healthcare Funds Deerfield and OrbiMed

Attachment

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